# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blend Labs, Inc., CIK 0001855747
CUSIP: 09352U108
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Brooks Aggregator, L.P. (CIK 0002022121): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,197,502; shared dispositive power 64,197,502; aggregate amount beneficially owned 64,197,502 (22.5% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock") of Blend Labs, Inc. (the "Issuer") issuable upon conversion of 150,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, (the "Series A Preferred Stock") of the Issuer, and (ii) 18,043,657 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026 (the "Q1 2026 Form 10-Q") and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,197,502; shared dispositive power 64,197,502; aggregate amount beneficially owned 64,197,502 (22.5% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, and (ii) 18,043,657 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in the Q1 2026 Form 10-Q and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,197,502; shared dispositive power 64,197,502; aggregate amount beneficially owned 64,197,502 (22.5% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, and (ii) 18,043,657 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in the Q1 2026 Form 10-Q and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,197,502; shared dispositive power 64,197,502; aggregate amount beneficially owned 64,197,502 (22.5% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, and (ii) 18,043,657 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in the Q1 2026 Form 10-Q and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,197,502; shared dispositive power 64,197,502; aggregate amount beneficially owned 64,197,502 (22.5% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, and (ii) 18,043,657 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in the Q1 2026 Form 10-Q and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,197,502; shared dispositive power 64,197,502; aggregate amount beneficially owned 64,197,502 (22.5% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, and (ii) 18,043,657 shares of Class A Common Stock.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in the Q1 2026 Form 10-Q and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 64,327,502; shared dispositive power 64,327,502; aggregate amount beneficially owned 64,327,502 (22.6% of the class)
  Comment: The securities reported in rows 8, 10 and 11 are comprised of (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, and (ii) 18,043,657 shares of Class A Common Stock, including 130,000 shares of Class A Common Stock held in a family trust for which Mr. Sheth's spouse is the trustee.
  
  The number of shares of Class A Common Stock outstanding for purposes of the percentage calculation in row 13 assumes (i) 238,860,271 shares outstanding as of May 1, 2026, as reported by the Issuer in the Q1 2026 Form 10-Q and (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Blend Labs, Inc.
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Comment: The statement on Schedule 13D filed on May 6, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on August 18, 2025 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on November 17, 2025 ("Amendment No. 2") and Amendment No. 3 to Schedule 13D filed on May 15, 2026 ("Amendment No. 3"), is hereby amended as set forth below by this Amendment No. 4 ("Amendment No. 4" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 on each of the cover pages of this Amendment No. 4 and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment No. 4 and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D (including the exhibits hereto), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment No. 4 amends and supplements the Schedule 13D by adding the following:

Exhibit 7. Reporting Person Transactions of Class A Common Stock During the Past 60 Days

## Signatures
- Haveli Brooks Aggregator, L.P.: By: Haveli Investments Software Fund I GP, LLC, its General Partner By: Whanau Interests LLC, its Sole Member, /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (06/12/2026)
- Haveli Investments Software Fund I GP, LLC: By: Whanau Interests LLC, its Sole Member, /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (06/12/2026)
- Haveli Software Management LLC: By: Haveli Investment Management LLC, its sole member, /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (06/12/2026)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (06/12/2026)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth / Chief Executive Officer and Chief Investment Officer (06/12/2026)
- Haveli Investments, L.P.: By: Whanau Interests LLC, its General Partner, /s/ Brian N. Sheth, Brian N. Sheth / Managing Member (06/12/2026)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (06/12/2026)